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                                                                  EXHIBIT 99(11)

                      IN THE DISTRICT COURT OF TULSA COUNTY
                                STATE OF OKLAHOMA



WALT SLEEPER. On Behalf of Himself and    )
All Others Similarly Situated,            )

                      Plaintiff,          )
                                          )
v.                                        ) Case No.: CJ 2003 03163
                                          )
WILTEL COMMUNICATIONS GROUP, INC.,        )
JEFFREY K. STOREY, J. PATRICK COLLINS,    )
IAN M. CUMMING, WILLIAM H.                )
CUNNINGHAM, MICHAEL DIAMENT,              )
ALAN J. HIRSCHFIELD, JEFFREY C. KEIL,     )
MICHAEL P. RESSNER, JOSEPH S.             )
STEINBERG AND LEUCADIA NATIONAL           )
CORP.,                                    )

                      Defendants.

------------------------------------------

                              PLAINTIFF'S PETITION

          Plaintiff, Walt Sleeper, by his attorneys, makes the following allegations upon information and belief, except as to those allegations specifically pertaining to Plaintiff and his counsel or which are predicated upon, inter alia a review of public filings made with the Securities and Exchange Commission ("SEC"), press releases and reports, and an investigation undertaken by Plaintiffs counsel.

                              NATURE OF THE ACTION

          1. This is a class action on behalf of the public stockholders of WilTel Communications Group, Inc. ("WilTel" or the "Company"), seeking to enjoin certain actions of the Defendants related to the purchase of all of the outstanding shares of WilTel common stock by Leucadia National Corp. ("Leucadia"). As alleged herein,




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the Defendant directors of WilTel have breached their fiduciary duties of loyalty, care, and candor owed to the Company's shareholders by, among other things: (1) favoring the interests of the Company's largest shareholder, Leucadia, in the merger to the detriment of WilTel public shareholders; (2) failing to take reasonable steps designed to maximize shareholder value; (3) creating substantial deterrents to third-party competing offers; and (4) failing to provide the Company's public shareholders with material information necessary for them to make a fully informed decision whether to vote on the proposed merger.

                                   THE PARTIES

          2. Plaintiff Walt Sleeper ("Plaintiff') is the owner of common stock of WilTel and has been the owner of such shares continuously since prior to the wrongs complained of herein.

          3. Defendant WilTel is a corporation duly existing and organized under the laws of the state of Nevada, with its principal executive offices located at One Technology Center, Tulsa, Oklahoma. The Company, formerly Williams Communications Group, Inc., delivers voice, data, video and IP (Internet Protocol) services for worldwide telecommunications carriers, Internet service providers, global media and entertainment companies. As of April 30, 2002, the Company had approximately 50 million shares of common stock outstanding, including over 23 million shares held by Leucadia, its largest shareholder.

          4. Defendant Leucadia is a corporation duly existing and organized under the laws of the State of New York, with its principal executive offices located at 315 Park Avenue South, New York, New York. Leucadia is a diversified holding


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company engaged in a variety of businesses, including telecommunications, banking and lending, manufacturing, real estate activities, winery operations, development of a copper mine and property and casualty reinsurance.

          5. Defendant Jeffrey K. Storey ("Storey") is and at all times relevant hereto has been President, Chief Executive Officer and a director of the Company.

          6. Defendants J. Patrick Collins, Ian M. Cumming, William H. Cunningham. Michael Diament, Alan J. Hirschfield, Jeffrey C. Keil, Michael P. Ressner, Joseph S. Steinberg are and at all times relevant hereto have been directors of the Company.

          7. The Defendants referred to in paragraphs 5 and 6 are collectively referred to herein as the "Individual Defendants."

                  FIDUCIARY DUTIES OF THE INDIVIDUAL DEFENDANTS

          8. By reason of the above Individual Defendants' positions with the Company as officers and/or directors, said individuals are in a fiduciary relationship with Plaintiff and the other public stockholders of WilTel and owe Plaintiff and the other members of the Class a duty of highest good faith, fair dealing, loyalty and full, candid and adequate disclosure.

          9. Each of the Individual Defendants is required to act in good faith, in the best interests of a corporation's shareholders and with such care, including reasonable inquiry, as would be expected of an ordinarily prudent person. In a situation where the directors of a publicly traded company undertake a transaction that may result in a change in corporate control (particularly when it involves a decision to eliminate the


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shareholders' equity investment in a company), the applicable state law requires the directors to take all steps reasonably required to maximize the value shareholders will receive rather than use a change of control to benefit themselves. To diligently comply with this duty, the directors of a corporation may not take any action that:

               a. adversely affects the value provided to the corporation's shareholders;

               b. fiduciary duties;

               c. discourages or inhibits alternative offers to purchase control of the corporation or its assets; or

               d. will otherwise adversely affect their duty to search and secure the best value reasonably available under the circumstances for the corporation's shareholders.

          10. As described herein, the Individual Defendants have breached their fiduciary duties.

                            CLASS ACTION ALLEGATIONS

          11. Plaintiff brings this action on his own behalf and as a class action, pursuant to Rule 2023 of the Oklahoma Rules of Civil Procedure, on behalf of himself and holders of WilTel common stock (the "Class"). Excluded from the Class are Defendants herein and any person, firm, trust, corporation or other entity related to or affiliated with any of the Defendants.

          12. This action is properly maintainable as a class action.


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          13. The Class is so numerous that joinder of all members is impracticable. As of April 30, 2003, there were approximately 50 million shares of WilTel common stock outstanding, held by hundreds, if not thousands, of beneficial holders.

          14. There are questions of law and fact which are common to the Class and which predominate over questions affecting any individual Class members. The common questions include. inter alia, the following:

          (a) whether the Offer is grossly unfair to the Class;

          (b) whether Plaintiff and the other members of the Class would be irreparably damaged were the transactions complained of herein consummated; and

          (c) whether Defendants have breached their fiduciary and other common law duties owed by them to Plaintiff and the other members of the Class.

          15. Plaintiff is committed to prosecuting this action and has retained competent counsel experienced in litigation of this nature. Plaintiff's claims are typical of the claims of the other members of the Class and Plaintiff has the same interests as the other members of the Class. Accordingly, Plaintiff is an adequate representative of the Class and will fairly and adequately protect the interests of the Class.

          16. Plaintiff anticipates that there will be no difficulty in the management of this litigation.

          17. Defendants have acted on grounds generally applicable to the Class with respect to the matters complained of herein, thereby making appropriate the relief sought herein with respect to the Class as a whole.


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                             SUBSTANTIVE ALLEGATIONS

                                   Background

          18. In April 2002, WilTel sought Chapter 11 bankruptcy protection from creditors, listing $7.2 billion in debt. Its Plan of Reorganization, which was confirmed by the United States Bankruptcy Court for the Southern District of New York on September 30, 2002, became effective on October 15, 2002. The Company emerged with a new $375 million credit facility and no other substantial debt obligations other than those related to its headquarters building. In July 2002, Leucadia agreed to invest $150 million in cash and buy $180 million in debt held by WilTel's former parent, Williams Companies. Under the Company's Plan of Reorganization, the Company issued 50,000,000 WilTel shares for distribution, approximately 54 percent of which have been issued for distribution to unsecured creditors and 44 percent of which have been issued to Leucadia in exchange for Leucadia's investment in the Company.

                                    The Offer


          19. On or about May 15, 2003, Leucadia delivered a letter to WilTel offering to buy the part of WilTel that Leucadia does not already own for $365.1 million (the "Offer"). WilTel shareholders would get 0.3565 shares of Leucadia stock in exchange for each WilTel share. Based on the Leucadia's closing price on May 14, 2003, the day prior to the announcement, the offer values WilTel shares at $13.78 each.

          20. On May 15, 2003, WilTel confirmed receipt of the letter from Leucadia in a press release, which stated in part:

          May 15, 2003


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          WilTel Communications Group Issues Statement

          TULSA, Okla. - WilTel Communications Group, Inc. (NASDAQ: WTEL), confirms that on May 15, 2003, Leucadia National Corporation sent a letter to the Board of Directors of WilTel Communications Group, Inc., related to a proposal to acquire the shares of WilTel common stock that it does not already beneficially own pursuant to a registered exchange offer.

          21. The value of the consideration set forth in the Offer pales in comparison to recent market prices of WilTel common stock. For example, as recently as March 3, 2003, WilTel shares traded above $13.78 per share. And, on January 3, 2003, just four months ago, WilTel common stock traded as high as $16.02 per share.

          22. Even more for disappointing for WilTel shareholders, the Offer does not contain a "collar" or similar procedural mechanism designed to protect the Company's shareholders from a decrease in the value of Leucadia common stock prior to consummation of a transaction. In fact, Leucadia's stock price has already declined, valuing WilTel shares at only $13.37 per share.

          23. The announcement of the Offer was timed to place an artificial lid on the market price of WilTel's stock so that the market would not reflect WilTel's improving potential, thereby purporting to justify an unreasonably low price.

          24. Leucadia has access to internal financial information about WilTel, its true value, expected increase in true value and the benefits of continued ownership of WilTel to which plaintiff and the Class members are not privy. Leucadia, with the acquiescence of WilTel management, is using such inside information to benefit itself in this transaction, to the detriment of the WilTel's public stockholders.


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          25. The Individual Defendants have initiated an active sales process and, thus, have assumed enhanced duties to maximize shareholder value. Prior to agreeing to sell the Company, however, Leucadia's desire to participate in the transaction will preclude a bona fide market check or auction of the Company.

          26. Leucadia has clear and material conflicts of interest and is acting to better its own interests at the expense of WilTel's public shareholders.

          27. Leucadia, with the acquiescence of the directors of WilTel, is engaging in self-dealing and not acting in good faith toward Plaintiff and the other members of the Class. By reason of the foregoing, Defendants have breached and are breaching their fiduciary duties to the members of the Class in not acting to maximize shareholder value in a change of control transaction.

          28. Unless the proposed Offer is enjoined by the Court, Defendants will continue to breach their fiduciary duties owed to Plaintiff and the members of the Class to the irreparable harm of the members of the Class.

          29. Plaintiff and the Class have no adequate remedy at law.

                                     COUNT I

           Breach of Fiduciary Duty Against The Individual Defendants

          30. Plaintiff repeats and realleges each and every paragraph above as if fully set forth herein.

          31. The Individual Defendants were and are under a duty:

               a. to act in the interests of the equity owners;

               b. to maximize shareholder value;


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               c. to undertake an appropriate evaluation of the Company's net worth as a merger/acquisition candidate; and

               d. to act in accordance with their fundamental duties of due care and loyalty.

          32. As described above, the Individual Defendants have refused at all times to ascertain the true value of WilTel through an open bidding process or a "market check" mechanism. Rather, the Individual Defendants failed to contact and did not cause any Company representative to contact a single third-party after Leucadia initially expressed an interest in acquiring WilTel.

          33. By the acts, transactions and courses of conduct alleged herein, Defendants, individually and as part of a common plan and scheme or in breach of their fiduciary duties to Plaintiff and the other members of the Class, are attempting unfairly to deprive Plaintiff and other members of the Class of the true value of their investment in WilTel.

          34. By reason of the foregoing acts, practices and course of conduct, Defendants have failed to exercise ordinary care and diligence in the exercise of their fiduciary obligations toward Plaintiff and fie other WilTel public stockholders.

          35. As a result of the actions of Defendants, Plaintiff and the other members of the Class will be prevented from obtaining appropriate consideration for their shares of WilTel common stock.


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                                    COUNT II

         Aiding And Abetting A Breach Of Fiduciary Duty Against Leucadia

          36. Plaintiff repeats and realleges paragraph 1 through 29 and 31 through 35 above as if fully set forth herein.

          37. Leucadia aided and abetted the Individual Defendants' breach of fiduciary duties to WilTel's shareholders to maximize shareholder value by actively participating and colluding in the Individual Defendants' breach. Leucadia aided in timing the Offer to place an artificial lid on the market price of WilTel's stock so that the market would not reflect WilTel's improving potential, thereby purporting to justify an unreasonably low price. As a result of Leucadia's conduct alleged herein, Leucadia will benefit financially.

          38. As a result of the Leucadia's unlawful conduct, Plaintiff and the other WilTel shareholders have been injured and have no adequate remedy at law.

          WHEREFORE, Plaintiff demands judgment and preliminary and permanent relief, including injunctive relief, in his favor and in favor of the Class and against Defendants as follows:

          1. Declaring that this action is properly maintainable as a class action;

          2. Preliminarily and permanently enjoining Defendants and all persons acting in concert with them, from proceeding with, consummating or closing the proposed transaction;

          3. In the event the proposed buyout is consummated, rescinding it and setting it aside or awarding rescissory damages to the Class;


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          4.   Directing defendants to account to Class members for their damages sustained as a result of the wrongs complained of herein;

          5. Awarding Plaintiff the costs of this action, including reasonable allowance for Plaintiffs attorneys' and experts' fees;

          6. Granting such other and further relief as this Court may deem just and proper.

DATED: May 16, 2003

                                          Respectfully submitted,


                                          \s\ William B. Federman
                                          --------------------------------------
                                          William B. Federman OBA #2853
                                          FEDERMAN & SHERWOOD
                                          120 North Robinson, Suite 2720
                                          Oklahoma City, OK 73102
                                          (405) 235-1560/Fax:  405-239-2112
                                          - and -
                                          2926 Maple Avenue, Suite 200
                                          Dallas, TX 75201
                                          214-696-1100/FAX: 214-740-0112
                                          LOCAL COUNSEL FOR PLAINTIFF


Of Counsel:

CAULEY GELLER BOWMAN
COATES & RUDMAN, LLP
One Boca Place
2955 Glades Road. Suite 421A
Boca Raton, Florida 3343 1
(561) 750-3000/Fax: (561) 750-3364


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